SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

06019565

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

November 17, 2006

SEC MAIL PROCESSING RECEIVED DEC 2 0 2006 WASH, D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED

JAN 0 5 2007 E

THOMSON FINANCIAL

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

dw 1/3

File No. 82-34719

SECURITAS

Press Release from Securitas AB

November 16, 2006

Securitas Cash Handling Services announces new international brand identity "Loomis"

LOOMIS

The Cash Handling Services division of Securitas announced today that it will adopt the name "Loomis" throughout its international network. Currently, the division operates primarily under the Securitas name in Western Europe and as Loomis, Fargo & Co. in the US. The earlier announced spin-off of the unit from Securitas AB will occur sometime during 2007. The listing will take place at the Nordic stock exchange. A more detailed plan for the listing will be announced later.

The Loomis name has a long, colorful history in the US dating back over a century to the Alaska gold rush with roots dating even further to the California gold rush in 1852. The company has long specialized in cash handling services and today offers the largest cash distribution network in the US and Western Europe. In selecting Loomis as its international name, the division emphasizes its deep roots and commitment to the future of the cash handling services industry.

"We are very proud of both our Loomis and Securitas heritages and sought to synthesize these two very strong brands in our new identity," said Chief Executive Officer Håkan Ericson. "Though we choose the Loomis name, it is integrated in a new logo design which very directly recalls our Securitas lineage, while introducing some fresh imagery."

Ericson also emphasized the benefits of establishing a common international identity for the CHS unit. "Because we have operated under different names in Europe and the US, many have not fully realized that we are one company. As banking systems have evolved differently in different countries, this international experience is extremely helpful in responding with efficient recycling solutions to outsourcing trends more developed in certain markets."

The transition to the new identity will begin immediately and be completed by the end of Q1 2007. During the transition period, the division will continue to operate formally under its existing identities.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Securitas Cash Handling Services (Securitas CHS) is a division of **Securitas AB**, a world leader in security. Securitas CHS and its US operating unit **Loomis, Fargo & Co.** offer secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 operating locations in ten European countries and the US. Securitas CHS employs approximately 20,000 people.

The press release is also available on: www.securitas.com

Information:

Håkan Ericson CEO, Securitas Cash Handling Division, phone +46705352051
Stefan Wikman, Communications, Securitas Cash Handling Division, phone +46703759828

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

November 17, 2006

SEC MAIL PROCESSING RECEIVED DEC 26 2006 WASH. D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

File No. 82-34719

SECURITAS

Press Release from Securitas AB

November 16, 2006

Securitas Cash Handling Services announces new international brand identity "Loomis"

LOOMIS

The Cash Handling Services division of Securitas announced today that it will adopt the name "Loomis" throughout its international network. Currently, the division operates primarily under the Securitas name in Western Europe and as Loomis, Fargo & Co. in the US. The earlier announced spin-off of the unit from Securitas AB will occur sometime during 2007. The listing will take place at the Nordic stock exchange. A more detailed plan for the listing will be announced later.

The Loomis name has a long, colorful history in the US dating back over a century to the Alaska gold rush with roots dating even further to the California gold rush in 1852. The company has long specialized in cash handling services and today offers the largest cash distribution network in the US and Western Europe. In selecting Loomis as its international name, the division emphasizes its deep roots and commitment to the future of the cash handling services industry.

"We are very proud of both our Loomis and Securitas heritages and sought to synthesize these two very strong brands in our new identity," said Chief Executive Officer Håkan Ericson. "Though we choose the Loomis name, it is integrated in a new logo design which very directly recalls our Securitas lineage, while introducing some fresh imagery."

Ericson also emphasized the benefits of establishing a common international identity for the CHS unit. "Because we have operated under different names in Europe and the US, many have not fully realized that we are one company. As banking systems have evolved differently in different countries, this international experience is extremely helpful in responding with efficient recycling solutions to outsourcing trends more developed in certain markets."

The transition to the new identity will begin immediately and be completed by the end of Q1 2007. During the transition period, the division will continue to operate formally under its existing identities.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Securitas Cash Handling Services (Securitas CHS) is a division of **Securitas AB**, a world leader in security. Securitas CHS and its US operating unit **Loomis, Fargo & Co.** offer secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 operating locations in ten European countries and the US. Securitas CHS employs approximately 20,000 people.

The press release is also available on: **www.securitas.com**

Information:

Håkan Ericson CEO, Securitas Cash Handling Division, phone +46705352051
Stefan Wikman, Communications, Securitas Cash Handling Division, phone +46703759828